August 5, 2021
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide® Advisory Variable Universal Life
Nationwide Life and Annuity Insurance Company
SEC File No. 333-253123
CIK 0001313581
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life and Annuity Insurance Company respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on August 6, 2021.
The undersigned is an Officer of Nationwide Life and Annuity Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.
In addition, Nationwide Life and Annuity Insurance Company acknowledges that:
•	should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
Please call M. Andrew Kress at (614) 249-8061 should you have any questions.
Sincerely,
Nationwide Life and Annuity Insurance Company
/s/CHARLES M. BREMER
Charles M. Bremer
Associate Vice President
Product Management - Life

August 5, 2021
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide® Advisory Variable Universal Life
Nationwide Investment Services Corporation
SEC File No. 333-253123
CIK 0001313581
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the national distributor, respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on August 6, 2021.
The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.
In addition, Nationwide Investment Services Corporation acknowledges that:
•	should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
Please call M. Andrew Kress at (614) 249-8061 should you have any questions.
Sincerely,
Nationwide Investment Services Corporation
/s/JOHN A. REESE
John A. Reese
Associate Vice President
Finance Operations Principal